March 8, 2005

United States Securities and Exchange Commission
Washington, D.C.   20549

Attention:  Mr. Kevin Vaughn, Staff accountant
            Division of Corporation Finance

Re: Microwave Filter Company, Inc.
       Form 10-K for the fiscal year ended September 30, 2004
                 Filed December 23, 2004
       Form 10-Q for the fiscal quarter ended December 31, 2004
                 Filed February 9, 2005
       File No. 000-10976


Dear Mr. Vaughn:

Today we filed a copy of our Form 10-K/A for the fiscal year ended September 30, 2004 and a copy of our Form 10-Q/A for the fiscal quarter ended December 31, 2004 in response to your letter dated March 3, 2005.

If you have any remaining comments or questions, please let me know. My phone number is (315) 438-4758.

We acknowledge Microwave Filter Company, Inc. is responsible for the adequacy and accuracy of the disclosure in our filings.

We also acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and that Microwave Filter Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your cooperation.


Sincerely,

/s/ Richard Jones
Richard Jones
Chief Financial Officer
Microwave Filter Company, Inc.